July 14, 2009

VIA EDGAR AND FACSIMILE
(703) 813-6981

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Attn:        Morgan Youngwood
Stephen Krikorian
Jan Woo
Katherine Wray

Re:          Internet Brands, Inc.
Form 10-K for fiscal year ended December 31, 2008
Filed March 6, 2009
File No. 001-33797

Ladies and Gentlemen:

We submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated June 16, 2009 relating to the above-referenced Form 10-K (the “10-K”) filed with the Commission (File No. 001-33797) on March 6, 2009.

Internet Brands, Inc. (the “Company”) is concurrently filing via EDGAR correspondence in response to the letter from the Commission to the 10-K.

In this letter, we have recited the comments from the Staff in italicized type and have followed each comment with the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2008

Consolidated Financial Statements

Consolidated Statement of Operations, page 48

1.
Please explain why the basic earnings per share for the Class A and B would be different as illustrated in your response to prior comments No. 5.  If these two classes equally participate in earnings, their respective earnings per share should be the same. Please advise.

RESPONSE TO COMMENT 1:

The Company has revised the Statement of Operations and related footnote to address the Staff’s comment.  Our future filings will include expanded disclosures in the statement of operations and footnotes to fully illustrate the calculation of basic and diluted earnings per share for both Class A and Class B common stocks. See Exhibit A for details.

Notes to the Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Goodwill, page 57

2.
We note from your response to prior comment No. 7 that you do not typically employ the market capitalization approach in assessing goodwill impairment.  We further note from your response that there is no material difference between the fair value of the reporting units and your market capitalization.  It appears that there is a difference between your net assets and market capitalization.  Describe how you account for this difference and how you concluded that the difference is not material.  Please provide this analysis to us.  Tell us how your goodwill impairment analysis considered the recent industry-wide downturn in the automotive sector.  Provide us with your two-step measurement analysis of goodwill impairment.

RESPONSE TO COMMENT 2:

The Company’s original response intended to state that the difference between the carrying value of assets and market capitalization was not material. The Company performed the following reconciliation to highlight why it believes this difference is, in fact, immaterial:

•	Market Capitalization to Carrying Value of Assets, and
•	Carrying Value of Assets to Fair Value of Assets

Market Capitalization to Carrying Value of Assets
The Company’s market capitalization at December 31, 2008 was approximately $256 million ($5.82 closing stock price at December 31, 2008 x 43,971,826 outstanding shares). The book value of equity/carrying value of the Company’s assets was $357 million.  Using market capitalization at December 31, 2008, a control premium of approximately 39% is inherent to support the carrying value of the assets. (Given the extraordinary nature of the financial markets at the end of 2008, the Company believes it was also appropriate to calculate the average market capitalization for 2008, which was approximately $292 million, or a 22% difference from the carrying value of assets). The Company considers these levels of control premiums (22-39%) low for the following reasons:

•
The Company reviewed fourteen transactions occurring in the Internet sector from 2007-2008, including CBS’s acquisition of CNET, Amazon’s acquisition of Audible, Nokia’s acquisition of Navteq, Fenway Partners’ acquisition of 1-800 Contacts, WPP’s acquisition of 24/7 Real Media, and Microsoft’s acquisition of aQuantive.  Of the fourteen transactions reviewed, the Company noted that six of the acquirees were publicly-traded companies.  For these six transactions, the acquirer paid on average a 58% premium (which was based on the difference between the closing price of the transaction and the 30-day average stock price that preceded the announcement of the acquisition). Additionally, exit EBITDA multiples for these transactions averaged 29x with a range of 20x-45x, which is significantly greater than the control premium implied by the Company’s fair value analysis. The Company currently trades at a 2009 EBITDA multiple of approximately 8x, which implies a substantially higher level of control premium that could be employed.

•
The Company’s closing stock price on July 13, 2009 was $7.16 per share, representing an YTD stock price increase of approximately 23% and approximating a market capitalization level of $320 million, which is only a 10% difference from the carrying value.

Carrying Value of Assets to Fair Value of Assets
The primary methods the Company uses to assess fair value are the Income and Market Approaches.  The fair values for both approaches reflected a significantly higher valuation as compared to the Company’s carrying value of assets ($500+ million fair value vs. $357 million carrying value).  The Company believes the level of control premium is reasonable for the following reasons:

•
Three sell-side analysts providing research coverage on the Company had price target ranges of between $10 and $13 per share as of December 31, 2008.  These price targets equate to market capitalizations of between $440 and $572 million.

•
For the year ended December 31, 2008, the Company achieved record revenues and EBITDA of $104 million and $35 million, respectively.  Sell-side analysts and the Company are projecting 10-15% EBITDA growth in 2009 from 2008 despite macroeconomic conditions. The Compounded Annual Growth Rate for the Company over the next five years is projected to be approximately 20%.

•	Historical Internet transactions have resulted in significant premiums (see details above).

The Company has consistently prepared its goodwill impairment test by calculating an estimate of the fair value for each reporting unit (Consumer Internet and Licensing units) using both the Income Approach and the Market Approach.

The Company calculated a range of total fair value of the two reporting units from a low end of $532 million to a high end of $710 million using the Income Approach.  The Company also calculated fair value by utilizing the Market Approach, which resulted in a value of $546 million.  Both of these approaches show that fair value was well in excess of book value.  As a result of passing the step one test, a step two analysis was not performed.

Income Approach
Under the Income Approach, the fair value of a business unit is based on a discounted cash flow model that depends on, among other factors, estimates of future revenue and expense trends, liquidity and capitalization.  The estimated cash flows are converted to their present value equivalent using an appropriate rate of return or discount rate.

The Company considered the automotive sector downturn as part of its discounted cash flow analysis to arrive at fair value.  While there was an industry-wide downturn, the automotive aspects of the Company remain significantly profitable.  Even in the first half of 2009, where the industry appears to have declined further, the Company’s automotive business has stayed highly profitable, and the Company expects profitability to continue based on all indicia.

Under the Income Approach, the Company calculated fair value of the reporting units using a discounted cash flow model resulting in the following values (amounts in thousands):

	Low	High
Consumer Internet unit	$424,664	$573,241
Licensing unit	$107,389	$136,602
Consolidated fair value	$532,053	$709,843

Market Approach
The Market Approach utilizes a market comparable method whereby similar publicly traded companies are valued using Market Values of Invested Capital (“MVIC”) multiples (i.e., MVIC to Earnings Before Interest, Depreciation & Amortization (EBITDA)) and then these MVIC multiples are applied to the Company’s operating results to arrive at an estimate of value.

Under the Market Approach, the Company calculated fair value of the reporting units by utilizing an EBITDA multiple factor as there was public information available about EBITDA trading multiples for other Internet companies (amounts in thousands):

Consumer Internet unit	$434,107
Licensing unit	$111,436
Consolidated fair value	$545,543

The Company’s impairment review process then compares the fair value of the reporting units in which the goodwill resides to its carrying value.  Carrying value amounts are listed below.

Book Value of Equity/Carrying Value (amounts in thousands)

Consumer Internet unit	$340,259
Licensing unit	$16,838
Carrying value	$357,097

The analysis showed that the sum of the fair values exceeded the carrying value of the Company’s assets, resulting in no goodwill impairment, and were representative of market values when applying a control premium to the market capitalization.

Intangible Assets, page 58

3.
Your response to prior comment No. 8 indicates that you believe the amortization of the customer relationship intangible assets is not a direct expense associated with the sale of advertising or the licensing of software and data and technology tools.  Please explain in greater detail why you believe the nature of these costs does not have a direct relationship with your revenue generating activities.  Please provide a separate analysis for each acquired intangible asset.

RESPONSE TO COMMENT 3:

The Company defines costs of revenues as direct expenses that vary proportionately with revenues.  The Company’s costs of revenues and its relationship to revenues are as follows:

•	Marketing costs to fulfill specific customer advertising orders – As cost per lead (CPL) advertising revenues increase, the Company’s costs to fulfill these advertising leads increase.
•
Direct development costs of licensing revenues – Contracts typically outline a fee arrangement (revenues) based on projected number of hours (costs) to complete such a project.  The costs of these projects are recognized proportionately with revenues.

•	Website hosting – Cost of website hosting increases as website traffic increases, which typically results in higher advertising revenues.

Amortization of intangibles has a fixed recognition pattern (i.e., straight line for technology, trademarks’ and content and double-declining for customer/affiliate relationships) that does not vary as revenues are recognized.  As a result, the Company does not recognize amortization of intangibles within cost of revenues.

The Company also reviewed the filings of several Internet companies with similar assets to the Company, including Bankrate, Inc., The Knot, Inc. and comScore, Inc. to see if they allocated amortization of intangibles to costs of revenues.  In each case, amortization of intangibles was not allocated to costs of revenues. Furthermore, each company separately outlined amortization of intangibles or amortization and depreciation as an Operating Expense and as a separate line item on their Income Statement.  The Company identifies amortization of intangibles on the Income Statement in a similar manner.

In future filings, the Company will disclose that costs of revenues vary proportionately with the related revenues.

Based on the request of the Staff, listed below are the Company’s acquired intangible assets as of December 31, 2008 (dollars in thousands):

	Wgtd Avg Useful	Gross	Accum.	Net
Type of intangible	Life (in years)	Value	Amort.	Value
Acquired technology	3.8	$4,579	$(2,234)	$2,345
Customer/affiliate relationships	5.1	10,043	(4,077)	5,966
Content	3.5	9,357	(3,820)	5,537
Domain name	5.0	17,690	(6,982)	10,708
Total	4.4	$41,669	$(17,113)	$24,556

Certifications

4.
We note your response to prior comment No. 14 and the revised certifications provided as Exhibit 10 to your response letter dated May 15, 2009.  As previously requested, please amend your Form 10-K to include the revised certifications.  If you are filing the amendment to your Form 10-K solely to file the revised certifications, the amendment may be abbreviated and consist of only a cover page, explanatory note, signature page, and paragraphs 1, 2, 4 and 5 of the certifications.

RESPONSE TO COMMENT 4:

The Company intends to file a Form 10-K/A to address the Staff's comments.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct your questions or comments regarding this response letter to the undersigned at (310) 280-4373.  The fax number is (310) 280-4335.  Thank you for your assistance.

                Respectfully submitted,

/s/ Scott A. Friedman
Scott A. Friedman
Chief Financial Officer

cc:           Robert N. Brisco, Chief Executive Officer, Internet Brands, Inc.
B. Lynn Walsh, Executive Vice-President and General Counsel, Internet Brands, Inc.
Timothy Clackett, BDO Seidman LLP

Exhibit A
INTERNET BRANDS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share amounts)

	Year Ended December 31,
	2006	2007	2008
Revenues
Consumer Internet……………………………………………………………….	$67,752	$63,738	$71,564
Licensing……………………………………………………………………........	17,052	26,151	32,472
Total revenues…………………………………………………………………..	84,804	89,889	104,036

Costs and operating expenses
Cost of revenues………………………………………………………………	20,310	24,626	23,952
Sales and marketing (1)………………………………………………………….	19,025	21,026	21,473
Technology (1)…………………………………………………………………	6,516	7,607	8,683
General and administrative(1)………………………………………………….	18,303	23,745	17,154
Depreciation and amortization of intangibles…………………………………	3,952	8,030	13,554
Total costs and operating expenses…………………………………………..	68,106	85,034	84,816

Income from operations……………………………………………………..	$16,698	$4,855	$19,220
Investment and other income (expense)…………………………………….	6,287	6,033	497
Income before income taxes………………………………………………….	22,985	10,888	19,717
Provision for (benefit from) income taxes……………………………………...	(70,082)	10,577	8,158
Net income……………………………………………………………………	93,067	311	11,559

Less undistributed income attributable to preferred stockholders…....…....	(54,279)	-	-
Net income attributable to common shareholders…………………………..	$38,788	$311	$11,559

Basic net income per share attributable to common stockholders - Class A	$2.42	$0.01	$0.27
Diluted net income per share attributable to common stockholders - Class A	$2.01	$0.01	$0.26

Basic net income per share attributable to common stockholders - Class B	$2.42	$0.01	$0.27
Diluted net income per share attributable to common stockholders - Class B	$-	$-	$-

Class A weighted average number of shares - Basic…………………	12,996,300	36,697,233	40,003,230
Class A weighted average number of shares - Diluted………………	19,316,932	41,691,104	45,011,503

Class B weighted average number of shares - Basic…………………	3,025,000	3,025,000	3,025,000
Class B weighted average number of shares - Diluted………………	-	-	-

Pro Forma net income per share attributable to common shareholders:
Basic………………………………………………………………………………	$2.42
Diluted………………………………………………………………………….	$2.01

Stock-based compensation expense by function (1)
Sales and marketing…………………………………………………………….	$667	$1,208	$292
Technology……………………………………………………………………..	97	302	130
General and administrative………………………………………………………	8,363	13,685	2,069
	$9,127	$15,195	$2,491

	Year ended December 31,
	2006		2007		2008
	Class A	Class B	Class A	Class B	Class A	Class B
Numerator—basic and diluted:
Net income allocated, basic	$ 85,743	$ 7,324	$ 287	$ 24	$ 10,746	$ 813
Undistributed income attributable to preferred stockholders	(54,279)	-	-	-	-	-
Net income attributable to common stockholders, basic	31,464	7,324	287	24	10,746	813

Conversion of Class B to Class A shares	7,324	(7,324)	24	(24)	813	(813)
Net income attributable to common stockholders, diluted	$ 38,788	$ 0	$ 311	$ 0	$ 11,559	$ 0

Denominator:
Weighted-average common shares	13,948,124	3,025,000	37,065,513	3,025,000	40,701,178	3,025,000
Weighted-average unvested restricted stock subject to repurchase	(951,824)	-	(368,280)	-	(697,948)	-
Denominator for basic calculation	12,996,300	3,025,000	36,697,233	3,025,000	40,003,230	3,025,000
Weighted-average effect of dilutive securities:
Conversion of Class B to Class A shares	3,025,000	(3,025,000)	3,025,000	(3,025,000)	3,025,000	(3,025,000)
Employee stock options	1,305,746	-	1,600,591	-	1,285,325	-
Warrants	1,038,062	-	-	-	-	-
Unvested restricted stock subject to repurchase	951,824	-	368,280	-	697,948	-
Denominator for diluted calculation	19,316,932	-	41,691,104	-	45,011,503	-

Net income per share—basic	$ 2.42	$ 2.42	$ 0.01	$ 0.01	$ 0.27	$ 0.27
Net income per share—diluted	$ 2.01	$ -	$ 0.01	$ -	$ 0.26	$ -